

October 27, 2022

Gregory A. Beard
Chief Executive Officer and Co-Chairman
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022

>   **Re: Stronghold Digital Mining, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 13, 2022**
>   **File No. 333-267869**

Dear Gregory A. Beard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed October 13, 2022

General

1.   We note that during your most recent earnings call on August 16, 2022, management discussed how the company is expected to "largely focus on selling power to the grid" in the near term and explained how the power business is critical to your company. Management also stated it is highly probable that a "meaningful portion" of your power generation will be allocated to selling power to the grid regardless of the company's hash rate capacity. However, you state that the company is "currently focused on mining Bitcoin" on page 1 of your registration statement and make similar disclosures on page 6. With a view towards revised disclosure, please advise whether your registration statement should be modified to reflect your recent focus on energy production and sales. If so, address how any changes to your operations are expected to impact the company's

focus on Bitcoin mining in the short and long term and if there are additional legal or business risks to the company resulting from your expanded energy production. Make appropriate updates to your disclosures to reflect any material transition in your business strategy.

Prospectus Summary, page 1

2. You disclose that owning your power source "helps us to produce Bitcoin at one of the lowest prices among our publicly traded peers." Revise your disclosure to identify your peer set and provide the basis for your statement that you produce Bitcoin at one of the lowest prices among your peers. Advise how you determined your peer set and whether any companies meeting any selection criteria were otherwise excluded.

Recent Developments, page 6

3. Please include a summary paragraph introducing your recent developments that explains why management restructured the company's debt, agreed to sell a large portion of its bitcoin miners, and terminated its data center hosting agreement, among other things.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Faller, Staff Attorney at (202) 551-4438 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Daniel LeBey